FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 33-95280

03/09/05

MARCH 9, 2005

To all Noranda and Falconbridge employees,

Earlier today we announced that the Boards of Director of Noranda and Falconbridge have agreed to combine the two companies. We are very pleased to share this news with you, because we feel it provides an excellent opportunity for growth and success.

When the merger is complete following regulatory and shareholder approvals, our new company will be named NorandaFalconbridge.

Along with this letter, we are also providing you with news releases from Noranda and Falconbridge that explain the combination in greater detail, as well as a Question and Answer document.

We are hosting a webcast conference call for the investment community at 8:30 am Eastern Standard Time (EST) today. You are welcome to listen to this call, which can be accessed through the link on the homepages of both www.noranda.com and www.falconbridge.com.

We will also host a conference call for employees this morning at 11:00 am EST to further explain today's news and respond to your questions. Your site and office management have been provided the call-in number and will be coordinating employee attendance. The call will also be recorded and posted on the corporate intranet, so that employees who are unable to participate will be able to listen to it at a more convenient time.

In summary, here's what has been announced today:
o The Boards of Noranda and Falconbridge announced this morning that they have agreed to combine the two companies. The new company would be named NorandaFalconbridge.
o Noranda also announced an Issuer Bid (or share buyback program) where Noranda shareholders can sell their common shares and receive junior preferred shares in return. Noranda's majority owner, Brascan, has indicated it will tender its common shares in Noranda.
o This means Brascan's position in Noranda will be reduced to between 16-26%, compared to its current 42% interest.
o After the Issuer Bid, each Falconbridge shareholder (other than Noranda) will receive 1.77 common shares of Noranda shares for each Falconbridge share that they own.
o Each Noranda shareholder will continue to own Noranda shares. The combined company will be called NorandaFalconbridge.

This is an exciting development for our companies. The creation of NorandaFalconbridge will allow us to combine our strong portfolios of assets and create a critical mass that will be beneficial in executing our strategies, our exploration programs, and in developing our pipeline of growth opportunities. We will become one of the largest base metals companies in North America.

We will also create a simplified ownership structure. There will be one company called NorandaFalconbridge, which will be widely-held by common shareholders in the stock market.

This merger will be seamless to our organizations. Noranda and Falconbridge undertook a comprehensive integration effort beginning in 2001, so combination of the companies' functions, where necessary, has largely been addressed. It's business as usual.

In addition, all discussions to sell Noranda to China Minmetals or other potential bidders have been ended. That option is now off the table and we are focusing our efforts on the creation of the new NorandaFalconbridge.

The merger process will take several months to complete. During this time, we should continue to operate with a "business as usual" approach, with emphasis on working safely and meeting business plans.

Thank you for your continued efforts. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell and Aaron Regent


Investor Information

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.